Guarantee

     For value received, Ainsworth Engineered Corp., the Guarantor (which term includes any successor Person under the Indenture), has unconditionally guaranteed, to the extent set forth in the Indenture (as defined below) and subject to the provisions in the Indenture dated as of May 19, 2004 as amended by the First Supplemental Indenture thereto dated as of May 19, 2004 (as amended, the “Indenture”) among Ainsworth Lumber Co. Ltd., a corporation amalgamated under the laws of the Province of British Columbia and The Bank of New York, as Trustee (the “Trustee”), (a) the due and punctual payment of the principal of, premium and Special Interest, if any, and interest on the Notes (as defined in the Indenture), whether at maturity, by acceleration, redemption or otherwise, the due and punctual payment of interest on overdue principal and premium, and, to the extent permitted by law, interest, and the due and punctual performance of all other obligations of the Company to the Holders or the Trustee all in accordance with the terms of the Indenture and (b) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, that the same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at stated maturity, by acceleration or otherwise. The obligations of the Guarantor to the Holders of Notes and to the Trustee pursuant to this Subsidiary Guarantee and the Indenture are expressly set forth in the Indenture and reference is hereby made to the Indenture for the precise terms of the Subsidiary Guarantee.

     The laws of the State of New York shall govern and be used to construe this Subsidiary Guarantee.

Ainsworth Engineered Corp.
By:	/s/ Catherine Ainsworth
Catherine Ainsworth
Secretary